EXHIBIT 12.2
SOUTHERN CALIFORNIA GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

						Quarter ended
	2000	2001	2002	2003	2004	March 31, 2005

Fixed Charges:

Interest	$ 72	$ 70	$ 47	$ 48	$ 40	$ 11

Interest portion of annual rentals	4	3	2	2	2	1

Total fixed charges for purpose of ratio	$ 76	$ 73	$ 49	$ 50	$ 42	$ 12

Earnings:

Pretax income from continuing operations	$ 390	$ 377	$ 391	$ 360	$ 387	$ 116

Add: total fixed charges (from above)	76	73	49	50	42	12

Total earnings for purpose of ratio	$ 466	$ 450	$ 440	$ 410	$ 429	$ 128

Ratio of earnings to fixed charges	6.13	6.16	8.98	8.20	10.21	10.67